SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2003
                                          ---------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN
                                ----------------------------------
                                SHARES
                                ------

AMVESCAP PLC
IMMEDIATE RELEASE  30 MAY 2003
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652

                                 SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)  Name of company               AMVESCAP PLC

2)  Name of shareholder having a major interest

    FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

    NOTIFICATION IS IN RESPECT OF
    -----------------------------
    (A) FMR Corp.

    Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity
    Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

    B) Fidelity International Limited (FIL)

    Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

    The notifiable interests also comprise the notifiable interest of:

    Mr. Edward C. Johnson 3d - Principal shareholder of FMR Corp. and Fidelity International Limited.


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
                                     -
5)  Number of shares/amount of stock acquired   -

6)  Percentage of issued class                  -%

7)  Number of shares/amount of stock disposed   3,852,858

8)  Percentage of issued class                  0.48%

9)  Class of security                           ORDINARY SHARES

10) Date of transaction                         NOT DISCLOSED

11) Date company informed                       30 MAY 2003

12) Total holding following this notification   BELOW 3%

13) Total percentage holding of issued class
    following this notification                 -%

14) Any additional information                  These notifications of
                                                disclosable interests
                                                constitute separate
                                                notifications of interest in
                                                the shares and are combined
                                                solely for the purposes of
                                                clarity. Nothing herein
                                                should be taken to indicate
                                                that FMR Corp. and its
                                                direct and indirect
                                                subsidiaries, Fidelity
                                                International Limited and
                                                its direct and indirect
                                                subsidiaries or Mr.Edward
                                                C. Johnson 3d act as a group
                                                or in concert in respect of
                                                the disclosed interests, or
                                                that they are required to
                                                submit these notifications
                                                on a joint basis.

15) Name of contact and telephone number for queries
         ANGELA TULLY
         TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

         A.TULLY
         AMVESCAP PLC
         ASSISTANT COMPANY SECRETARY

    Date of Notification       30 MAY 2003

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 30 May, 2003                 By   /s/  ANGELA TULLY
     ------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary